Wolfprint 3D · Edit

Pioneering social VR. Bringing real people into virtual reality by building a global network of 3D scanners and a database of 3D scans.

$500	$4,500,000	Convertible Note
Minimum	Valuation cap	Security Type



PC Gaming | Online Gaming | Infrastructure | Tallinn

Website: http://lunascanner.com

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Wolfprint 3D is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 6.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's profile. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information.

Estimated VR/AR Market Size (2020)

$120 Billion

People Scanned Since February 2016

3500+

- Database growing an average of ~70% month-over-month
- Four scanners built in total; three scanners deployed on locations
- Signed agreement with a leader in the photo booth industry in the US
- In discussions with Paramount and Nike
- Two EU Patents registered and fully published

Total Amount Raised

New

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Total Round Size

$1,500,000

- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Convertible Note
- Valuation Cap: US $4,500,000
- Offering Type: Side by Side Offering

Wolfprint 3D is on a mission to bring humanity into VR. At Wolfprint, we imagine a world in which we can create authentic relationships and connections with friends, family and colleagues in virtual reality.

The Problem

Wolfprint believes that the future of virtual reality goes beyond individual experiences, and that the potential of VR allows for social and shared-space participation in virtual worlds. Despite this potential and vision, there are problems to bringing this vision to market.

Wolfprint believes that to make VR truly social, every person needs a unique 3D avatar and that the only way to create a realistic life-like avatar is by using 3D scanning. Currently high-quality 3D scans can cost over $500. In addition, 3D scanners on the market are typically large and require an operator. The cost of production limits scalability.

A cost-effective, scalable 3D scanning solution that does not sacrifice quality for cost could allow every individual to have a realistic virtual 3D avatar. **Wolfprint 3D seeks to provide that solution and to position themselves to be the company that brings real people into VR.**

The Solution

Step 1 - Cost-Effective, Scalable 3D Scanning Booths

At Wolfprint, we are building a global network of 3D scanning booths. Unlike existing scanners, our proprietary booths produce studio-quality scans autonomously (i.e. with no operator needed) at a fraction of the current cost.

Step 2 - API & Database of 3D Scans

Every human scan is automatically added to Wolfprint's growing database. Through the Wolfprint API,* developers around the world will be able to bring "real people" into their VR applications, such as games or shopping apps. Instead of generic avatars, users will be able to use their own personal avatars in various VR and gaming experiences.

The Mission

Enabling authentic **immersive human interactions** in VR. Pioneering the future of social virtual reality.

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Overview
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**Wolfprint API represents a planned future offering. This statement is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.*

Pitch Deck

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*Note: This photo has been digitally altered to remove the appearance of a black cord.

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Product & Service

Multi-Dimensional Social VR Product & Platform

The Luna | 3D Scanner

Wolfprint's first product is a proprietary 3D scanning booth that works autonomously. It uses 6 high quality off-the-shelf cameras to create detailed and realistic 3D scans of people's faces. We have automated the scanning process, from capturing an individual's face to processing that scan to then automatically storing that into our database.

On average the entire **scanning process takes fewer than 90 seconds**. Here are the steps that a user goes through:

1. Steps into the scanner

2. Pushes "Start a scan"

3. Makes a scan, confirms

4. Enters contact details

5. Done

Examples of the scans (raw, uncleaned versions):

- https://skfb.ly/PBt8

- https://skfb.ly/OFzZ

- https://skfb.ly/OSEW

- https://skfb.ly/RwSy

Web Content Platform*

After making a scan, customers get access to Wolfprint's web content platform, which enables:

- Up-selling licensed characters, 3D printed figurines, animations and other experiences

- Connecting our customers with games, VR applications, and other third party providers - e.g. virtual fitting, ordering custom sunglasses etc.

API*

The Wolfprint API aims to allow VR and gaming companies to access our database of 3D scans. Our customers will be able to log in through our web platform and use their own personal 3D avatars in various VR and gaming experiences.

Revenue Model

Long term, we are planning to generate the majority of our revenue from small **monthly subscriptions** from customers who pay to use their **personal 3D avatars** in various gaming and VR experiences. Until the VR market matures and the technology/ networks are built, we plan to monetize by utilizing our scanners as vending machines, up-selling via our content platform, and charging content providers for our API.

Scanners

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Essentially, our scanners work as vending machines - visitors get 3D scans of their faces, which can be placed on characters of their choice. Characters could be anything, ranging from favorite athletes (in a sports stadium) to cartoon characters (in a theme park). Currently, our customers can choose between a digital animated model ($9.90) and a 3D printed figurine ($49.90). Most of the revenue generated through our scanners (80%) goes to Wolfprint, with 20% going to the locations. The cost of building a unit is approximately $8k. Wolfprint estimates annual revenue to be more than $50k per booth.

Web content platform*

We are working on partnerships to up-sell characters, animations, licensed content, and other experiences to our customers. Imagine turning yourself into movie characters during premiers, your favorite athlete during the Super Bowl, seasonal characters during holidays and important events, or trying on sunglasses using your scan while online shopping.

API*

In addition to charging people a small monthly subscription fee for using their personal avatars in VR and gaming experiences, we could also charge content providers (e.g., gaming and VR companies) to integrate with our database and for any new active users we bring to their experiences.

Progress So Far

We launched in February 2016. Since launch, we have scanned over 3,500 people, and our database has been growing an average of ~70% MoM. We have built four scanners and deployed three of them on locations. We are discussing a licensing deal with Paramount and a marketing campaign with Nike. We have also signed an agreement with a leading U.S. photo booth company, which operates in more than 15,000 locations combined.

What investors think**

"Wolfprint stands for a great vision pursued by an industrious team driven by Nordic coolness and out of the box thinking. I am glad to have the opportunity to invest in the future of virtual reality. This company can bring your beloved ones and business partners into VR and make long distance communication much more real." - *Frederick Cyrus Roeder, investor in Wolfprint*

"We invested in a world class team that is capable of making a change on a rapidly growing, important market" - *Estonian Business School, investor in Wolfprint*

"The Wolfprint team are tech scrappers building content for our online futures." - *Startup Wise Guys, investor in Wolfprint*

*Wolfprint API and the monetization of the Web Content Platform represents a planned future offering. These statements are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

**Disclaimer: The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

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Luna 3D scanner. Fully automatic 3D scanning booth

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Team Story

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We grew up together in a small city in Estonia and have known each other since childhood. We started the company about 2.5 years ago out of excitement for 3D scanning and printing technology. We started as a full body 3D scanning studio, focused on making game characters, custom mannequins, and 3D printed figurines.

After some first tests with 3D scanning and VR, we quickly realized the potential of high quality 3D scanning for VR and decided to create a solution that would make 3D scanning accessible for everyone and give people an opportunity to experience VR and games by using their own personal avatars. We used the underlying technology we had developed for our 3D scanning studio and rebuilt it into a consumer-facing 3D scanning solution that we launched in February this year.

Meet the Founders



Timmu Tõke
CEO & CO-FOUNDER

Timmu brings a life-long passion for entrepreneurship, having founded his first company when he was 16. By 17, he had built and managed a team of active sales people. Before co-founding Wolfprint, Timmu acted as Managing Partner for an Estonian clothing brand. Timmu studied Business Management at Estonian Business School and software development at Estonian IT College.



Rainer Selvet
CTO & CO-FOUNDER



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Rainer first became interested in 3D content creation when he was in high school. He has been working on various 3D projects for close to 8 years through which he learned how to create virtual worlds. While finishing his degree in Computer Science at Tallinn University of Technology, he lectured Tartu Art School students on 3D concepts including realtime 3D content creation and game engines.



Haver Järveoja

COO & CO-FOUNDER

During his time as a university student, Haver founded a consulting company to help foreigners conduct business in Estonia. In 2015, he was chosen to be EBS'ter of the year (Estonian Business School student of the year). He worked in LHV Bank Brokerage department on US securities and was a Country Manager in Students For Liberty (US NGO).



kaspar tiri

BUSINESS DEVELOPMENT & CO-FOUNDER

Kasper brings a variety of entrepreneurship experiences. While still attending high school, he helped build a wakeboarding business in Estonia and created a night club business. For Wolfprint, Kaspar was able to set up an international sales network with approximately 50 partners in several countries. During the second year of his undergraduate education, Kaspar was invited to present lectures on a number of topics (ranging from team management to startups) to an audience of postgraduate students in Estonian Business School.

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Notable Advisors & Investors

Frederick Cyrus Roeder

Investor, Berlin based Angel investor.



Startup Wise Guys

Investor, A leading startup accelerator located in Tallinn, Estonia.



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Estonian Business School

Investor, A private, higher-education institution situated in Tallinn, Estonia.



Allen Weisberg

Advisor, CEO of Apple Industries, a leading photo booth company in the US



Remington Scott

Advisor, Supervising member of Academy Award winning VFX teams: LOTR, Spiderman etc.

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Calum Cameron

Advisor, MD of the Startup Wise Guys accelerator

Q&A with the Founder

Q: What service revenues did you make in 2014-2015?

Wolfprint 3D: We were providing 3D printing, scanning and modeling service to retail and B2B clients in Estonia and abroad. For example, during 2014-2015 we did multiple projects with Estonian Media As, 3+1 Architects, and Jolos Events.

Q: Were you using Luna 3D in 2014 & 2015 projects? If not, what scanners were you using for those service projects?

Wolfprint 3D: No, the Luna 3D idea was conceived in the second part of 2015. In 2014 and 2015, we used a custom full body scanner which we built in 2014. Projects done during 2014-2015 were not exclusively 3D scanning related, as we also provided 3D printing and modeling services to various businesses and private clients.

Q: Given you only have enough cash for a couple more months, how will you scale back monthly burn and / or where will you find bridge capital to get you at least 2 additional months of runway?

Wolfprint 3D: We have indicated in the Reg CF form that our monthly burn is 10k, and we have at minimum 40k to be received. We will also stop paying salaries to founders if necessary and lower the burn by cutting our usual marketing and promotion budget.

Q: What are your plans to fund working capital (manufacturing scanner units)? Looks like you indicated 10% use of proceeds on Luna 3D which at the max raise gets you $150K for working capital.

 Wolfprint 3D: We plan to fund most of it with cash in hand after the fundraise (we are gradually spending it). By the time we get to a point when we don't have extra cash in hand for production ourselves, we plan to have a deal set for a loan or a credit line. The other and preferred option would be working with a partner that already has deals in place for financing their production. We have already discussed this with a leading photo booth company in the U.S..

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Q: When will you begin to monetize on stage 2 (upsell on platform) and 3 (VR/gaming) business models?

Wolfprint 3D: Up-selling platform tests have already started (with the VRLA conference) with a full platform launch Q1 2017. Gaming - API is estimated to be launched by Q3 2017, full monetization starting from Q1 2018.

Q: What is the plan to start lowering unit costs on modeling and 3D printing starting this Fall?

Wolfprint 3D: The 3D modelling automation will be done in steps. Step 1 will be to lower the manual work; step 2 even more; and then eventually it will be fully automated. The first step should actually be completed in December or January 2017.

Q: What is outsourced product development in your model?

Wolfprint 3D: Automating backend systems and hiring external people temporarily to help us with specific technical problems like scan data automation, API development and game engines related stuff (most of the actual development is still done in-house). There are some specific technical problems that don't need an internal team and are better to be solved by using external partners.

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Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than $US 20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than $US 20,000.00 you must be an accredited investor and invest under the Regulation D offering type

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $1,000,000
Amount raised	US $0	US $0
Minimum investment	$20,000	US $500
Target minimum	N/A	US $100,000
Conversion discount	20%	20%
Valuation cap	US $4,500,000	US $4,500,000
Interest rate	5%	N/A

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- ■ Payroll
- ■ Operations, overheads
- ■ Marketing
- ■ Other
- ■ Product development
- ■ Production

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Wolfprint 3D's prior rounds by year.



Seed	
Round Size	US $150,000
Close Date	Mar 25, 2015
Security Type	Common Equity

Pre-Seed	
Round Size	US $110,000
Close Date	Feb 23, 2016
Security Type	Common Equity

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Financial Discussion

Financial Statements

Wolfprint 3D's financial statements can be found below in the Data Room.

Wolfprint 3D, Inc. was formed in August 2016 and acquired Wolfprint Estonia in September 2016. Wolfprint Estonia has been in operation since 2014 and has previously been audited (non-U.S. GAAP) for unrelated purposes. We have included a translation of the financials as material information for investors (Estonian Financials) in the Data Room. Currently, Wolfprint Estonia is a wholly owned subsidiary, which will be consolidated with the US entity as of its acquisition date.

In the following paragraphs, we discuss the Estonian Financials, which have not been reviewed in accordance with US-GAAP generally or by a US accountant. The results of the Estonian subsidiary's operations are provided solely for the information of investors and may have no bearing on the operations of Wolfprint 3D, whose operations are subject to all the risks discussed in "Risk Factors."

Financial Condition

As a newly incorporated company, Wolfprint 3D has never recognized any revenues. Accordingly, it is a development stage company and is dependent on additional financing, including this offering, in order to have the funds to develop its products and services in the United States. Its wholly owned subsidiary, Wolfprint Estonia, had minimal revenues in 2014 and 2015.

<u>Operations:</u>

The Estonian Financials state that Wolfprint Estonia's annual accounts were prepared on a going concern basis despite having negative working capital.

To date, the company has had no revenues and has not made any profits and is still a "development stage company." Wolfprint Estonia has generated minimal revenue from sales, but sales, product licensing, and potential subscriptions will only provide a fraction of the money needed to operate the company, and profits are not likely for some time.

For the year ended December 31, 2015, Wolfprint Estonia incurred a net loss of approximately €86,358 compared to approximately €11,838 incurred in 2014. Wolfprint Estonia had a shareholder's equity deficiency of €76,696 and €86,358 as of December 31, 2015 and 2014, respectively.

Among its next steps, one of its primary goals after closing the round is deploying its 3D scanning booths to various public locations throughout the US. According to the company's estimates, each booth would start creating around $50,000 in yearly revenue within a year of deploying them. Wolfprint 3D is also in several advanced discussions to monetize its proprietary 3D Scanner by working with (1) film studios active in the animation business and (2) big corporate brands for marketing campaigns.

These additional proceeds will help the company build more scanners to increase its revenue. The success of its fundraising campaign together with its concurrent offering to institutional investors is necessary for the viability of its business.

<u>Liquidity and Capital Resources</u>

As of its founding, its subsidiary Wolfprint Estonia had cash on hand in the amount of €2,500. Wolfprint Estonia had cash on hand in the amount of €641 and €1,060, as of December 31, 2015 and 2014, respectively.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company.

Wolfprint 3D has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

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Indebtedness

- Wolfprint Estonia owes €100,000 plus interest under a loan limit agreement entered into May 23, 2014 between Wolfprint Estonia and AS Estonian Business School at 12% yearly interest rate. The loan was used to finance past and current development and research projects. AS Estonian Business School is a shareholder of the company. Repayment date for the loan has been extended pursuant to an amendment dated September 27, 2016 to December 31, 2017 by the parties.

- Wolfprint Estonia owes €13,325 to the Estonian company, Healthcare Solutions OÜ at 2% interest rate.

Recent Offerings of Securities

Concurrently with this offering, Wolfprint 3D is issuing convertible notes on similar terms as the notes in this offering to accredited investors under Rule 506(c) under the Securities Act. Key differences are that accredited investors, including major investors (those investors that invest $20,000 or more), will be issued convertible notes with a 5 percent interest rate and they have additional information rights, including quarterly email updates, that the notes in this offering will not have.

On November 2, 2015, the AS Estonian Business Group OU became shareholder and investor in Wolfprint Estonia. Subsequently, Wolfprint Estonia issued further shares pursuant to a Subscription Agreement entered into February 8, 2016 under Estonian law. This agreement was signed in connection with Wolfprint Estonia's participation in the Startup Wise Guys accelerator program.

Valuation

Wolfprint 3D has not undertaken a valuation of the company.

Use of Proceeds

Wolfprint 3D is seeking to raise a minimum of $100,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding. The proceeds of this offering, along with our concurrent offering under Rule 506(c), will be used to cover the operating expenses of Wolfprint 3D.

If we manage to raise funds in excess of our target amount, we plan to use our proceeds as follows:

- Approximately 2% towards servicing interest payments on our debt under the loan limit agreement entered into May 23, 2014 between Wolfprint Estonia and AS Estonian Business School at 12% yearly interest rate. The loan was used to finance past and current development and research projects. AS Estonian Business School is a shareholder of the company and therefore this is considered a related party transaction. Outstanding amount under the loan is 100,000 euros.

- Approximately 32% of funds on product development including further development and adjustments to our proprietary 3D scanner.

- Approximately 20% of funds on payroll expenses, the majority of which will go towards payments to our engineers and developers currently employed by the Wolfprint Estonia.

- Approximately 13% of funds on production-related expenses, including additional scanners.

- Approximately 5% of funds on sales and marketing-related expenses in collection with the Luna scanner and additional services.

- Approximately 25% o funds on operating expenses, including rental of an office space and additional overhead.

- Approximately 5% of funds on miscellaneous other expenses.

In case we raise less than the overallotment amount and raise only the target amount, we will reduce our expenses with respect to the amount we spend on production and product development and we will undertake additional financing efforts sooner.

- We will still make interest payments under the credit facility with AS Estonian Business School, as described above.

- We will reduce our product development expenses to approximately 20% of the funds raised.

- We will raise our sales and marketing expenses to approximately 10% of funds raised in order to promote our existing products and generate potential income.

- Approximately 34% of funds on salaries, primarily for our technology and development staff.

- Approximately 20% of funds on operating costs.

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

Market Landscape



VR/AR Revenue Forecast ($B).

Source: http://www.digi-capital.com/news/2016/01/augmentedvirtual-reality-revenue-forecast-revised-to-hit-120-billion-by-2020/#.V-1jIpMrLBK

Together, virtual reality and augmented reality are expected to generate about $120 billion in revenue by the year 2020.

Mark Zuckerberg estimates 40% of time in VR will be spent on social interactions.

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The major VR and AR areas that will be generating revenue fall into one of three categories: Content (gaming, social, film and TV, health care and education); hardware and distribution (headsets, input devices like handheld controllers, capture technologies, graphics cards, and online marketplaces); and software platforms and delivery services (content creation tools, capture, production, and delivery software, video game engines, analytics, file hosting and compression tools, and B2B and enterprise uses).

Early stage VCs and corporates invested a record $2 billion into AR/VR startups in the last 12 months from June 2016, despite the market still being in its earliest stages. While Magic Leap took about 40% of the total ($794M), the remaining 60% went into AR/VR video, hardware, solutions and services, games, apps, advertising/marketing, tech, distribution and peripherals. The AR/VR investment market is now at an annual run rate over $1 billion even without the Magic Leap investment. Investors include big corporates like Disney, Legendary, 20th Century Fox, and venture capital firms like Andreessen Horowitz, Greylock Partners, Highland Capital Partners, and others.

AR/VR M&A has grown substantially. The last 12 months to Q2 2016 saw $849 million of AR/VR acquisitions, with over half a billion dollars of AR/VR M&A in the second quarter alone. The biggest deals were in AR/VR tech, video and solutions/services, as well as advertising/marketing and games.

At the same time, brands are flooding into the VR and AR markets. Household names like Ferrari, Ford, Marvel, NBC, Paramount, HBO, Red Bull, and many others are looking to find audiences with AR and VR experiences.

Competition

Our current competition falls into three categories:

VR content studios - Studios are focused on creating high quality VR content *for* consumers, not *of* consumers. The processes and technology that they currently use are too expensive to be used for scanning consumers. Examples: 8i, Infinite-Realities.

3D scanner manufacturers - Our proprietary technology is portable, works on its own and produces high-quality results. On the other hand, our competitors' 3D scanners are expensive, large, difficult to set up, and they require an operator as well as lots of manual work for processing the scans. Examples: Artec Shapify, Doob 3D, Twindom, Texel.

Avatar platforms - Although there are avatar engines that enables users to create customized online avatars, the results - even the best ones - are not realistic representations of the people. On the contrary, we use 3D scanning to create extremely detailed, life-like avatars of people.

At Wolfprint 3D, we are combining all three of the above categories - we are using hardware to create content (3D scans), and we will connect that content with other VR companies through our avatar platform.

Note: These statements are based on management opinion and are meant for illustrative purposes. They do not represent the scope of competition in the marketplace, nor do they represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

In the Regulation CF offering, we are selling convertible notes that will convert into shares only in limited circumstances, at the option of the company.

Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered and will receive no interest on notes that have no maturity date. If conversion happens, it will be into non-voting shares of a to-be-determined class of preferred stock. In most cases, non-major investors will not have their notes converted unless there is a merger or buyout of the company or the company chooses to convert the notes. The notes convert at a discount of 20%, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $4.5 million valuation cap, so you should not view the $4.5 million as being an indication of the company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have no history in the United States and have not generated any revenues.

We have relocated from Estonia and have not yet commenced our planned principal operations in the United States, nor generated any revenue. Our activities since inception have consisted of formation activities and preparations to raise capital. Once we commence our planned principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources for the commencement of our planned principal operations and are subject to significant risks and uncertainties; including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

The company's financial review includes a "going concern" note.

Even if we are able to successfully begin operations in the United States, we may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this crowdfunding round and other sources, we may not accurately anticipate how quickly we may use the funds and if such funds are sufficient to make any profits at all.

We operate in a new market in which we are trying to establish and respond to demand that does not yet exist.

While the Virtual Reality (VR) and Augmented Reality (AR) markets have a lot of promise, there is no guarantee that consumer adoption of VR and AR products and services will be as swift and large-scale as predicted. If we are not able to create a big enough market for our products and services, we may not be able to keep the company afloat. Slow consumer adoption of tools and services similar to ours may negatively impact our business.

Does anyone want our product and will they pay enough for it?

We will only succeed if we establish a stable client base including collaborations with large companies active in our markets. Slow adoption by partners would mean that we would not be able to generate enough revenue from collaborating with them. We cannot currently know if and when private individuals will be willing to pay for our services.

We may not be able to develop and protect technology in accordance with our plans.

Our plans to further develop our virtual or augmented reality technology may not be as successful as we hope. We may spend a lot of time and money on designing the technology only to find out it does not work. Even if we successfully develop any technology, we may not be able to obtain appropriate intellectual property protection for it, which would make it less valuable.

We may not be able to get patent and other intellectual property protection for out technology in the United States.

While we currently hold valid European patents on our apparatus for recording 3-D images, there is no guarantee that the US Patent Office will approve any patent application we may file in a timely manner. This could reduce the value of our products and services.

We are not going to make any profits for at least three years.

We have never had any significant revenues and no profits are projected for the next three years, at the very least. There is no guarantee we will make any profits after three years or ever.

We have a small management team with no US market experience.

We depend on the skills and experience of a small management team. Our management team consists of non-US individuals who have no previous experience with US markets. The company needs to hire further employees to successfully scale up. In particular, we will need to hire people with sales and marketing expertise in the United States. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

We may not be able to obtain appropriate immigration status for members of our management team or employees going forward.

The process of moving our main operations to the United States and specifically California may not go as smoothly as we hope if we encounter immigration law-related issues. Our management and future employees who are non-US citizens will need employment authorization if formally employed and paid by the company. There is no guarantee this will happen as quickly as we hope and in accordance with our needs.

We will need more people to join our company.

We will need additional engineers, and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job

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Manufacturing of our 3D booths is complicated and highly resource-intensive.

Even if we successfully create demand for our products in the United States, we will need significant resources to produce the hardware for our products. Their creation requires specialized technical skills as well as expensive materials and components. There is no guarantee we will have enough money to deliver our products to the users.

The company is going to need more money.

We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

We have a number of competitors more established than we are.

There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to develop technologies better than ours and may succeed convincing clients to adopt them faster.

We depend on the success of various ongoing discussions with companies able to successfully integrate our products and pay for them.

In order to be successful, we have to sign cooperation, sales and licensing agreements with various large companies operating in the 3D printing and VR/AR space. These are the companies that have the resources to pay for our products and services on a scale to make our business viable. While we have received substantial interest from many of these, there is no guarantee that we will be able to finalize enough of these agreements in time to keep the company going.

Any valuation at this stage is pure speculation. We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security, which, as we point out above, has no set price until someone else invests in us. Don't think you can make that call? Then don't invest.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Highlights
Overview
Pitch Deck
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Form C
Data Room
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Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Wolfprint 3D's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Wolfprint 3D's Form C here.

Data Room

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Pitch Deck and Overview (2 files)
Product or Service (14 files)



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Financials (2 files)
Fundraising Round (1 file)
Miscellaneous (1 file)
Investor Agreements (1 file)
Due Diligence (1 file)

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